Exhibit 99.8

May 15, 2023

Saiful Khandaker

Chief Executive Officer

Fintech Ecosystem Development Corp.
100 Springhouse Dr, Suite 204

Collegeville PA, 19420

Re: Engagement letter.

I. THE PARTIES. This Consulting Agreement ("Agreement") is made effective as of 15th May, 2023, by and between:

Consultant: Ritscapital INC with a mailing address of 5830 E 2ND ST, STE. 7000 #1438, CASPER, WY 82609. ("Consultant"), and

Client: Fintech Ecosystem Development Corp with a mailing address of 100 Springhouse Drive, Suite 204, Collegeville, PA 19426. ("Client").

II. SERVICES. Ritesh Suneja (Consultant) agrees to provide the following Services:

➢	Coordinate with Accounting, Audit, Pro forma Financial, MD&A, Post closing equity work review, Review of entire S4 and support any other accounting, Financial support, Business Strategy, Fund raising etc. ("Services").

III. TERM. The Services shall commence on 15th May, 2023, until completion of deSpac of FEXD.

IV. COMPENSATION. In consideration for the Services provided, the Consultant is to be paid $16,000 Per Month.

V. PAYMENT METHOD. Consultant shall be paid compensation on monthly basis.

VI. EXPENSES. The Consultant shall be:

The Client agrees to pay the Consultant within five (5) days of receiving notice of any out-of-pocket expenses and expense directly associated with the Services.

VII. DISPUTES. If any dispute arises under this Agreement, the Consultant and the Client shall negotiate in good faith to settle such dispute. If the parties cannot resolve such disputes themselves, then either party may submit the dispute to mediation by a mediator approved by both parties. If the parties cannot agree with any mediator or if either party does not wish to abide by any decision of the mediator, they shall submit the dispute to arbitration by any mutually acceptable arbitrator, or the American Arbitration Association (AAA). The costs of the arbitration proceeding shall be borne according to the decision of the arbitrator, who may apportion costs equally or in accordance with any finding of fault or lack of good faith of either party. If either party does not wish to abide by any decision of the arbitrator, they shall submit the dispute to litigation. The jurisdiction for any dispute shall be administered in the County of USA, State of Delaware.

LEGAL NOTICE. All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in-person or deposited in the United States Postal Service via Certified Mail with return receipt. If different from the mailing address in Section I, enter below:

Client's Address: 100 Springhouse Drive, Suite 204, Collegeville, PA 19426.

Consultant's Address: 5830 E 2ND ST, STE. 7000 #1438, CASPER, WY 82609.

RETURN OF RECORDS. Upon termination of this Agreement, the Consultant shall deliver all records, notes, and data of any nature that are in the Consultant's possession or under the Consultant's control and that are of the Client's property or relate to Client's business.

VIII. WAIVER OF CONRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

I. CONFIDENTIALITY & PROPRIETARY INFORMATION. The Consultant acknowledges that it will be necessary for the Client to disclose certain confidential and proprietary information to the Consultant in order for the Consultant to perform their duties under this Agreement. The Consultant acknowledges that disclosure to a third (3rd) party or misuse of this proprietary or confidential information would irreparably harm the Client. Accordingly, the Consultant will not disclose or use, either during or after the term of this Agreement, any proprietary or confidential information of the Client without the Client's prior written permission except to the extent necessary to perform the Services on the Client's behalf.

II. ASSIGNMENT AND DELEGATION. The Consultant may assign rights and may delegate duties under this Agreement to other individuals or entities acting as a subcontractor ("Subcontractor"). The Consultant recognizes that they shall be liable for all work performed by the Subcontractor and shall hold the Client harmless of any liability in connection with their performed work.

The Consultant shall be responsible for any confidential or proprietary information that is shared with the Subcontractor in accordance with this section. If any such information is shared by the Subcontractor to third (3rd) parties, the Consultant shall be made liable.

I. GOVERNING LAW. This Agreement shall be governed under the laws in the County of USA, State of Delaware.

II. SEVERABILITY. This Agreement shall remain in effect in the event a section or provision is unenforceable or invalid. All remaining sections and provisions shall be deemed legally binding unless a court administers that any such provision or section is invalid or unenforceable, thus, limiting the effect of another provision or section. In such case, the affected provision or section shall be enforced as so limited.

III. ENTIRE AGREEMENT. This Agreement, along with any attachments or addendums, represents the entire agreement between the parties. Therefore, this Agreement supersedes any prior agreements, promises, conditions, or understandings between the Client and Consultant. This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the dates written hereunder.

Consultant's Signature:

Print Name: Ritesh Suneja, Ritscapital Inc

Client's Signature:

Print Name: Saiful Khandaker, Fintech Ecosystem Development Corp